UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                                 ebix, Inc.
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                                (Name of Issuer)

                           Common Stock $.10 par value
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                         (Title of Class of Securities)

                                   278715 10 7
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                                 (CUSIP Number)

                                  Peter Goddard
                                Company Secretary
                           Brit Insurance Holdings Plc
                                 55 Bishopsgate
                                 London EC2N 3AS
                                 United Kingdom
                           (tel: 011-44-20-7984-8741)
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           (Name, Address and Telephone Number of Person Authorised to
                       Receive Notices of Communications)

                                 April 02, 2009
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 278715 10 7                  13D                    Page 2 of 5 Pages
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1           NAMES OF REPORTING PERSONS

            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Brit Insurance Holdings PLC
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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                (a) |_|

                (b) |_|
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3           SEC USE ONLY

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4           SOURCE OF FUNDS (See Instruction)

            WC

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5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) |_|

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6           CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED KINGDOM
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                    7         SOLE VOTING POWER

 NUMBER OF SHARES             673,789
   BENEFICIALLY     ------------------------------------------------------------
  OWNED BY EACH     8         SHARED VOTING POWER
 REPORTING PERSON
       WITH                   None
                    ------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                              673,789
                    ------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER

                              None
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11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     673,789
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12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (See Instructions) |_|

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13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.75%
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14          TYPE OF REPORTING PERSON (See Instructions)

                     CO/ HC
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

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CUSIP No. 278715 10 7                  13D                    Page 3 of 5 Pages
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ITEM 1 SECURITY AND ISSUER

This statement on Schedule 13D relates to shares of the common stock, $0.10 par value ("Common Stock") of ebix, Inc. ("ebix"), a Delaware corporation. The principal offices of ebix are located at 5 Concourse Parkway, Suite 3200, Atlanta, Georgia.

ITEM 2 IDENTITY AND BACKGROUND

This statement is being filed by Brit Insurance Holdings PLC ("Brit"), a company organised under the laws of England. Brit is a holding company with its principal office located at 55 Bishopsgate, London EC2N 3AS, United Kingdom.

During the past five years, Brit has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

Funds for Brit's open market transactions, all well as its original purchases of ebix Common Stock directly from the issuer, come from its working capital and not through borrowed funds.


ITEM 4. PURPOSE OF TRANSACTION

In the past 60 days, Brit has sold 260,700 shares of ebix Common Stock in open market transactions for investment purposes.

Brit acquired its primary beneficial ownership interest in April and June 2001 through a purchase of 6,944,000 ebix shares of Common Stock in a private transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"). The purpose of the original acquisition of ebix Common Stock was to obtain an equity interest in ebix for investment purposes, as well as to help position Brit to pursue strategic relationships with ebix, particularly in the area of e-commerce.

Ebix has registered the ebix shares issued by it to Brit with the Securities & Exchange Commission pursuant to a Registration Rights Agreement dated April 20, 2001. Pursuant to the Registration Rights Agreement, ebix has effected a registration Securities Act of shares ebix Common Stock held by Brit in order that such shares can be offered or sold on a continued or delayed basis. Brit has effected a number of sales as notified on earlier amendments to this form.

Brit has the right, so long as it maintains beneficial ownership of at least 20% of the ebix share capital, to appoint two members to the ebix Board of Directors. During any period that it has less than 20% but higher than 10% beneficial ownership, Brit will have the right, to appoint one member to the ebix Board of Directors. Brit may exercise its right to designate directors prior to the 2002 annual shareholders' meeting; if it does, it is expected that the ebix Board of Directors would amend its bylaws to expand the size of the Board and would then appoint the designees to fill the vacancies.

Brit may, subject to market conditions and the interests of the company, purchase additional Common Stock of ebix in the open market.

Brit has agreed not to acquire 49% or more of ebix common stock without approval of the ebix Board of Directors.

As at the date of this filing Brit owns less than 10% of the ebix common stock and is now a passive investor.

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CUSIP No. 278715 10 7                  13D                    Page 4 of 5 Pages
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

In the past sixty days, Brit has sold 260,700 shares of ebix Common Stock in open market broker transactions, decreasing its beneficial ownership to a total of 673,789 shares. The total holding in ebix by Brit is approximately 6.75% of the outstanding number of shares of ebix Common Stock. Brit has the sole power to vote and dispose of all such shares.

No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the ebix Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No documents are required to be described under this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

No documents are required to be filed as exhibits to this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         April 03, 2009                        /s/ Matthew Scales
-------------------------------------          ---------------------------------
               Date                                Matthew Scales, Director

                                               /s/ Peter Goddard
                                               ---------------------------------
                                                   Peter Goddard, Secretary

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CUSIP No. 278715 10 7                  13D                    Page 5 of 5 Pages
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The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)